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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed changes and preferred stock dividends for each of the periods shown.

	Year Ended February 2, 2010	Year Ended February 1, 2011	Year Ended January 31, 2012	Year Ended January 29, 2013	Year Ended January 28, 2014	Three Months Ended April 29, 2014
	(in thousands, except ratios)
Earnings:
Consolidated pretax income (loss)	$(3,268)	$1,195	$25,536	$66,569	$86,082	$12,611
Fixed charges	47,458	53,064	55,429	47,649	58,334	16,880

Total earnings available for fixed charges	$44,190	$54,259	$80,965	$114,218	$144,416	$29,491

Fixed Charges:
Interest expense	$25,341	$29,041	$27,032	$7,296	$8,932	$2,432
Estimated interest portion of rent expense	20,332	22,002	26,119	38,391	47,452	14,064
Amortization of debt issue costs	1,785	2,021	2,278	1,962	1,950	384

Total Fixed Charges	$47,458	$53,064	$55,429	$47,649	$58,334	$16,880

Preferred Stock Dividends	—	—	—	—	—	—

Ratio of earnings to fixed charges*	—	1.02x	1.46x	2.40x	2.48x	1.75x

Ratio of earnings to combined fixed charges and preferred stock dividends*	—	1.02x	1.46x	2.40x	2.48x	1.75x

Deficiency of earnings available to cover fixed charges	$3,268	—	—	—	—	—

*
Earnings for the fiscal year ended February 2, 2010 were inadequate to cover fixed charges by a deficiency of $3.3 million, and did not cover combined fixed charges and preferred stock dividends by $3.3 million.

        These ratios are computed by dividing the total earnings by either the total fixed charges or combined total fixed charges and preferred stock dividends. For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS